Mail Stop 4561

June 16, 2006

Jerry M. Kennelly
President and Chief Executive Officer
Riverbed Technology, Inc.
501 Second Street
San Francisco, CA 94107

Re: **Riverbed Technology, Inc.**
        Form S-1/A filed May 26, 2006
        File No. 333-133437

Dear Mr. Kennelly:

        We have reviewed your filing and response letter dated May 26, 2006 and have
the following additional comments.

Risk Factors

Risks Related to Our Business and Industry

We are susceptible to shortages or price fluctuations…., page 11

1. We note your revised disclosure in response to comment 7 of our letter dated
    May 17, 2006. We note one concrete example and a few general examples of the
    instances where the loss of a supplier could have a material effect on your
    operations. Please expand on this discussion here and in your "Business" section
    to provide all instances where loss of a supplier would have a material impact on
    your business and discuss the specific ramifications of losing the identified
    vendors in greater detail. Consider also making similar changes where you
    discuss your reliance on certain imbedded software.

Our international sales and operations subject us to additional risks…, page 15

2. We note your statement in response to comment 10 of our letter dated May 17, 2006 that "[t]he product development costs for localizing its user interface, both graphical and textual, could be a material expense to the Company if the software requires extensive modifications. To date, such changes have not been extensive and the costs have not been material." Please revise to disclose this or a similar statement concerning specific localization requirements.

We are subject to governmental export and import controls…, page 16

3. We reissue comment 12 of our letter dated May 17, 2006 in part. Please revise your disclosure to identify countries where the required export license or limitations imposed by countries with encryption technology may materially impact your future results of operations. In addition, noting the "The Directive on the Restriction of the Use of Certain Hazardous Substances…" is effective as of July 1, 2006, less than a month away, in your next amendment, please advise if you believe you are in compliance with the Directive or advise why you have yet to determine if you are in compliance.

Management's Discussion and Analysis or Plan of Operation, page 29

4. We reissue comment 17 of our letter dated May 17, 2006. We note you have revised portions of your "Risk Factor" and "Management's Discussion and Analysis or Plan of Operation" disclosure. Please continue, however, to revise to describe in greater detail the tangible effects of your identified trends. For example, continue to explain in greater detail the material ramifications of resellers constituting a substantial majority of future revenue or the effects of international sales providing an increased and sizable percentage of total revenue. In addition, for example, we note you plan to invest in research and development and make further enhancement to existing models. However, we note you do not discuss the costs associated with such increase or how it may affect your liquidity despite the fact that it is a substantial portion of your cash used in investing activities.

5. In addition, as discussed in section II.B.4 of SEC Release 33-8350, please provide additional narrative that expands on the underlying reasons or implications for trends. Specifically, please combine your various discrete discussions to provide the interrelationships between the constituent elements, or the relative significance of those matters.

6. We further note limited disclosure on material events or uncertainties that would cause reported financial information not to be necessarily indicative of future operating results or future financial condition. See instruction 3 to Item 303(a)

of Regulation S-K. While we note you have briefly mentioned issues such as your sales only beginning in May 2004, please consider if there are other trends addressed in your "Risk Factor" disclosure that may indicate financial information is not indicative of future operating results or financial condition and discuss their impact in greater detail in the applicable section of your "Management's Discussion and Analysis or Plan of Operation" section.

7. We reissue comment 19 of our letter dated May 17, 2006. Continue to revise this subsection, and the entire "Management's Discussion and Analysis or Plan of Operation" section, to provide specific quantifications to the extent possible.

First Quarter 2006 Compared to First Quarter 2005, page 37

8. Revise the product revenue discussion to analyze the quantitative impact for your revenue practice change from recognizing revenue ratably to upfront recognition. This analysis seems warranted for periods that include the first and second quarters of 2005. The impact of this change should be quantified in all relevant sections of your "Management's Discussion and Analysis or Plan of Operation" including your "Quarterly Results of Operations" discussion (your page 42).

Business

Overview, page 47

9. Please revise to briefly disclose a summary of your response to comment 25 of our letter dated May 19, 2006.

10. We note your response to comment 26 of our letter dated May 17, 2006. Please briefly revise this section to provide more detail on development of your "products and services" from May 2002 through May 2004. Advise, for example, if you were initially focused on the development of only certain components rather than a complete WDS system.

Industry Background page 48

11. It appears the fee for the In-Stat report is not nominal. While we note the email consent provided supplementally, please advise as to the consideration given to filing a consent pursuant to Rule 436 of the Securities Act.

Competition, page 55

12. We note your response to comment 34 of our letter dated May 17, 2006. While you may not specifically know in quantitative measure your relative position, to

the extent known, please provide additional disclosure on the qualitative position in the marketplaces you describe in this section.

Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-8

13. We note your response to comment 52 of our letter dated May 17, 2006. We note in your response that in the third quarter of 2005, you formally established and published new support pricing to be used for all prospective reseller arrangements. Tell us the price range for renewal rates and explain why you believe that the range is narrow enough to establish VSOE. The use of price ranges implies that you have a standard price list for establishing VSOE of fair value of PCS and that you have no historical renewals as of the establishing of the price ranges. Indicate why you believe this price range is sufficient to establish VSOE without having separate sales or historical renewals within the price range. See paragraphs 10 and 57 of SOP 97-2. We note that you state that management has the "intent and ability" to consistently renew a "substantial majority" of PCS. Explain why you believe that you have the "ability" to sustain the renewal rates when your company is new and your industry is highly competitive. Explain why having a "substantial majority" renew at the stated renewal rates instead of "substantially all" is sufficient to support the assertion that the company has the "intent" to enforce the stated renewal rates. That is, you stated that "substantially all of the Company's agreements with resellers included renewal rates that were within a narrow price range." Since all the agreements include renewal rates, explain why you would not expect all to renew at that rate. Tell us why you believe the "stated renewal rate" is substantive. We may have further comments.

14. We note your response to comment 52 of our letter dated May 17, 2006. You state that a "substantial majority" of your agreements with direct transactions include renewal rates within the price ranges. Does this mean that all other agreements with direct transactions do not include a renewal rate? If so, tell us how you establish VSOE for those arrangements that do not include a stated renewal rate. Do you use the median VSOE for those sales?

15. We note your response to comment 52 of our letter dated May 17, 2006. You state that you allocate the "bundled arrangements" between the sales of products and services based on an estimate of fair value of PCS and that you apply the residual method. Explain in detail why this allocation and presentation is appropriate when under SOP 97-2 the arrangement can not be unbundled due to the lack of VSOE. That is, explain why you believe that rates are substantive

when you do not have the ability to establish VSOE.   Explain why you are not "limited to the use of VSOE" when VSOE is required under GAAP.

16. We note your response to comment 53 of our letter dated May 17, 2006. Please explain why you believe that "substantial majority" is the proper threshold for renewals rates included in contracts for establishing VSOE. In this regard, explain why you do not use "substantially all" to substantiate VSOE instead of a "substantial majority." You state that when PCS is priced below the VSOE of fair value range you use the midpoint of VSOE of fair value. Indicate whether the range referred to is the price range established by management that you refer to in comment 52 of our letter dated May 17, 2006. If not, explain why a renewal rate outside the range would be in accordance with company policy. Provide us with the fair value range. Explain your accounting for renewal rates that are above the price range.

Stock Based Compensation, page F-11

17. We note your response to comment 54 of our letter dated May 17, 2006. Explain why you did not obtain a valuation report for a period closer to the May-September grants. Describe how your method of determining fair value complies with the Practice Aid. That is, explain why you can use the December 31, 2004 valuation to ascribe a fair value to the 2005 option grants even though the 2005 year experienced many distinct events including significant revenue growth. In this regard, explain in greater detail why the valuation between July/Sept is $3 versus May which is $1.80. The detailed analysis should identify company specific events that support the higher valuation.   In addition, this analysis should evaluate the change in your revenue practice and its impact on revenue growth during this period of time.

18. We note your response to comment 54 of our letter dated May 17, 2006. You state that the ranges are based on estimates of a variety of scenarios including the weighted average probability of various events including an IPO. Tell us the probability assessment for each of the events you identified for the February 1, 2006 valuation. Explain how the financing received from Meritech Capital influenced the probability of an IPO. That is, would Meritech Capital provide financing without an oncoming IPO? Explain why you should have a significant difference between the deemed fair value of common stock and the sales price of the preferred stock in February 2006 (i.e., $4.66 vs. $5.35) when there is an oncoming IPO. Further, explain why the fair value for February 2006 should not be the value ascribe for March 2006 (i.e., $6.00).

19. We note your response to comment 54 of our letter dated May 17, 2006. You state that the estimated IPO price per share would be between $7.00 and $9.00.

Example why you do not use the mid-point of this price range to determine fair value for options granted subsequent to filing of your IPO.

20. Tell us how you evaluated stock options or shares that contain repurchase rights, if any. In this regard, provide us an analysis that identifies repurchase rights and that explains how your accounting complies with paragraphs 31 to 35 of SFAS 123(R).

******

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or Stephen Krikorian, Accounting Branch Chief at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam Halper at (202) 551-3482 or Anne Nguyen, Special Counsel at (202) 551-3611. If you need further assistance, you may call me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Robert V. Gunderson, Jr. & Craig M. Schmitz
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
        155 Constitution Drive
        Menlo Park, CA 94025
        Fax: (650) 321-2800